6-K 1 form6kJan.htm REPORT OF FOREIGN ISSUER FOR THE MONTH OF JANUARY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2006

Commission File No. 000-51236

RIPPLE LAKE DIAMONDS INC.

Registrant's Name

#305, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1     News Release dated January 20th, 2006

99.2      Form 51-102F3 – Material Change Report – News Release dated January 20th, 2006

99.3      News Release dated January 25th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIPPLE LAKE DIAMONDS INC.

(Registrant)

By

/s/ Robert Lipsett

Robert Lipsett,

President and CEO

Date  January 30, 2006

RIPPLE LAKE DIAMONDS INC.
Suite 305 – 595 Howe Street
Vancouver, B.C.
V6C 2T5

Telephone: (604) 682-7878

January 20, 2006

NEWS RELEASE

Ripple Lake Diamonds Inc. (TSX-V: RLD) announces that it has, subject to regulatory approval, raised $872,400 through a non-brokered private placement of Units, at $0.15 per Unit, each Unit containing one share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.20 per share for a period of two years from the closing.  A total of 5,816,000 units will be issued in respect to the placement, of which 1,716,667 contain flow-through shares.  The proceeds of the placement will be used to fund the Company's exploration programs and provide working capital.

On behalf of the Board of Directors

Robert Lipsett
President

The TSX Venture Exchange does not accept responsibility for the adequacy  or accuracy of this release.

FORM 51-102F3

MATERIAL CHANGE  REPORT

Item 1 NAME AND ADDRESS OF COMPANY

RIPPLE LAKE DIAMONDS INC.

#305-595 Howe Street

Vancouver, B.C. V6C 2T5

Telephone: (604) 484-8264

Fax: (604) 688-9727

Item 2 DATE OF MATERIAL CHANGE

January 20, 2006

Item 3 NEWS RELEASE

Issued January 23, 2006 and distributed through the facilities of Market News and Canada Stockwatch.

Item 4

SUMMARY OF MATERIAL CHANGE

Ripple Lake Diamonds Inc. has arranged a non-brokered private placement.

Item 5

FULL DESCRIPTION OF MATERIAL CHANGE

Ripple Lake Diamonds Inc. (TSX-V: RLD) announces that it has, subject to regulatory approval, raised $872,400 through a non-brokered placement of Units, at $0.15 per Unit, each Unit containing one share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.20 per share for a period of two years from the closing.  A total of 5,816,000 units will be issued in respect to the placement, of which 1,716,667 contain flow-through shares.  The proceeds of the placement will be used to fund the Company’s exploration programs and provide working capital.

Item 6

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

Item 7

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

Item 8

EXECUTIVE OFFICER

Contact: Robert Lipsett, President

Telephone: (604) 484-8264

Item 9

DATE OF REPORT

Dated at Vancouver, this 23rd day of January, 2006.

NEWS RELEASE

Ripple Lake Closes Financing

Vancouver, BC - January 25, 2006 - Ripple Lake Diamonds Inc. (TSX-V: RLD) announces that it has closed its private placement through the sale of 5,816,000 shares, at $0.15 per share, and issued 5,816,000 share purchase warrants, each warrant entitling the holder to purchase one additional share, for a period of two years, at a price of $0.20 per share.  The shares issued under the private placement and any shares issued in respect to the exercise of the warrants are subject to a hold period which expires May 25, 2006.

The Company also announces that it has granted incentive stock options in respect to 980,000 shares, at an exercise price of $0.25 per share, for a period of five years.

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Kimberlite Indicator Mineral from the Phase 2 fieldwork are currently being analyzed at the KMD/Institute of Diamonds Laboratory in Moscow. Final results are expected during the first quarter 2006.  Ripple Lake's technical team is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.